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Via Facsimile and USPS Certified Mail

August 26, 2010

Anne Nguyen Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re: Success Exploration & Resources, Inc. Registration Statement on Form S-1 File No. 333-167001 (Filed May 21, 2010)

Dear Ms. Nguyen Parker and Mr. Brown:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Success Exploration & Resources, Inc. (hereinafter the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 a.m. (Eastern Standard Time) on August 27, 2010, or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your prompt attention to these matters.

Kind Regards,

/s/ John E. Dolkart, Jr., Esq.

CC: Alexander Long, President & CEO